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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

                          CONCORD MILESTONE PLUS, L.P.
                       (Names of Persons Filing Statement)

    UNITS CONSISTING OF ONE CLASS A INTEREST (WHICH REPRESENTS AN ASSIGNMENT
    OF ONE CLASS A LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.)
     AND ONE CLASS B INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE CLASS B
           LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                LEONARD S. MANDOR
                        C/O CONCORD MILESTONE PLUS, L.P.
                       200 CONGRESS PARK DRIVE, SUITE 205
                           DELRAY BEACH, FLORIDA 33445
                                  (561)394-9260

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

(a)   Name and Address

      The name of the subject company is Concord Milestone Plus, L.P., a
Delaware limited partnership (the "Partnership"). The address of the principal executive office of the Partnership is 200 Congress Park Drive, Suite 205,
Delray Beach, Florida 33445, and its telephone number is (561) 394-9260.

(b)   Securities

      The subject classes of securities are: (a) Class A Interests ("Class A
Interests"), each of which represents an assignment of one Class A Limited
Partnership Interest in the Partnership by CMP Beneficial Corp., and (b) Class B
Interests ("Class B Interests"), each of which represents an assignment of one
Class B Limited Partnership Interest in the Partnership by CMP Beneficial Corp.
As of April 1, 2007, there were 1,518,800 Class A Interests and 2,111,072 Class
B Interests outstanding. The subject tender offer is to purchase units (each, an
"Equity Unit"), each of which consists of one Class A Interest and one Class B
Interest.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address

      The Partnership is the filing person, and its name and address are set forth in Item 1 above.

(b)   Tender Offer

      The Partnership is aware of two different offers to purchase Equity Units
(collectively, the "Tender Offers"), which appear to have been made by two unrelated parties or groups. Because the Partnership learned of the second
Tender Offer five days after it became aware of the first Tender Offer, and because the time periods during which the Tender Offers remain open will partly overlap, the Partnership has decided to express its position with respect to both Tender Offers in a single Recommendation Statement on this Schedule 14D-9.

      THE CMG TENDER OFFER: On September 6, 2007, the Partnership received a letter from CMG Partners, LLC ("CMG"), offering to purchase up to 4.9% of the outstanding Equity Units for a purchase price of $8.00 per Equity Unit (the "CMG
Offer"). The Partnership believes that CMG intends the CMG Offer to be a
"mini-tender offer," which is a tender offer structured to result in ownership of not more than five percent of a class of securities to avoid the filing, disclosure and procedural requirements of Section 14(d) of the Securities
Exchange Act of 1934 (the "Exchange Act"). CMG has made no filings with the
Securities and Exchange Commission (the "SEC") relating to the CMG Offer, and the Partnership does not know how widely CMG may have disseminated the CMG
Offer. CMG's address is 999 3rd Avenue, Suite 3800, Seattle, WA 98104, and its
telephone number is (206) 694-4530.

      THE MPF TENDER OFFER: On September 11, 2007, SCM Special Fund, LLC, MPF-NY
2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 10, LLC, MPF
Flagship Fund 12, LLC, MPF Income Fund 23, LLC, MPF ePlanning Opportunity Fund,
LP, MPF

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DeWaay Premier Fund 4, LLC and MacKenzie Patterson Fuller, LP (collectively, the
"MPF Group") disclosed in a Tender Offer Statement on Schedule TO filed with the
SEC their offer (the "MPF Offer") to purchase all of the outstanding Equity
Units not already held by the MPF Group and their affiliates for a purchase price of $10.50 per Equity Unit, less certain distributions. The address of the
MPF Group is 1640 School Street, Moraga, California 94556, and its telephone number is (925) 631-9100. (The MPF Group also provided MacKenzie Patterson
Fuller, LP's toll-free telephone number, (800) 854-8357.)

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The Partnership and Milestone Property Management, Inc. ("MPMI"), are
parties to a management agreement pursuant to which MPMI provides property management services to the Partnership. MPMI is an affiliate of the
Partnership's general partner, CM Plus Corporation (the "General Partner"). The
Partnership paid or accrued $75,050 during the six-month period that ended June
30, 2007 to MPMI for property management fees incurred during that period. The
Partnership paid or accrued $157,212.00 and $155,593.00 during the fiscal years ended December 31, 2006 and 2005, respectively, to MPMI for property management services rendered to the Partnership during those fiscal years. Pursuant to the management agreement between the Partnership and MPMI, property management fees are equal to a percentage of gross revenues not to exceed 5 percent for multiple tenant properties for which MPMI performs leasing services and 3 percent for multiple tenant properties for which MPMI does not perform leasing services. The management fees are 3 percent for the Partnership's shopping center in Searcy,
Arkansas (the "Searcy Property") and 4 percent for the Partnership's shopping center in Valencia, California (the "Valencia Property" and, together with the
Searcy Property, collectively the "Properties"). The management fee for any
Property may not exceed competitive fees for comparable services reasonably available to the Partnership in the same geographic area as the Property in question.

      Milestone Properties, Inc. ("MPI"), the parent of the General Partner, provides certain administrative services to the Partnership pursuant to an administrative services agreement between MPI and the Partnership. Pursuant to that agreement, the Partnership reimburses MPI for administrative services provided to the Partnership, such as payroll, accounting, investor services and supplies. The Partnership paid or accrued $62,100 during the six-month period that ended June 30, 2007 to MPI for administrative services rendered to the
Partnership during that period. The Partnership paid or accrued $82,200.00 and
$79,818.00 during the fiscal years ended December 31, 2006 and 2005, respectively, to MPI for administrative services rendered to the Partnership during those fiscal years.

      There are no agreements, arrangements or understandings, or to the
Partnership's knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and CMG or its executive officers, directors or affiliates, on the other. To the best of the
Partnership's knowledge, as of August 31, 2007, CMG and its affiliates were the registered owners of 44,870 Equity Units. The Partnership knows of at least three prior tender offers for Equity Units by CMG, commenced at various times between May 2006 and May 2007, which also appear to have been intended to be
"mini-tender offers".

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      There are no agreements, arrangements or understandings, or to the
Partnership's knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and the MPF Group or its executive officers, directors or affiliates, on the other. To the best of the
Partnership's knowledge, as of August 31, 2007, certain members of the MPF Group and its affiliates were the registered owners of 179,246 Equity Units, acquired in part pursuant to six prior tender offers for Equity Units that were commenced at various times between April 2005 and April 2007. In its Schedule TO filed with the SEC in connection with the Tender Offer, the MPF Group states that it and its affiliates beneficially own 184,723 Equity Units, which may include
Equity Units purchased by the MPF Group and its affiliates but not yet transferred on the books of the Partnership.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)   Recommendation of the Partnership.

      The Partnership is expressing no opinion as to whether the holders of
Class A Interests and Class B Interests should accept or reject the Tender
Offers, and is remaining neutral as to both Tender Offers. However, to the extent that a holder of Class A Interests and Class B Interests decides to accept one of the Tender Offers, the Partnership recommends the MPF Offer over the CMG Offer.

(b)   Reasons.

      The Partnership has decided to remain neutral as to whether the holders of the Class A Interests and Class B Interests accept or reject the Tender Offers.
Based on available information, for the following reasons the Partnership is not in a position to recommend that the holders of the Class A Interests and Class B
Interests accept or reject the Tender Offers:

      o     The price of the CMG Offer ($8.00 per Equity Unit, less certain distributions) is within the top third of the range of prices of transfers of Units which have been submitted to the Partnership for processing during the past 12 months, while the price of the MPF
            Offer ($10.50 per Equity Unit, less certain distributions) is above such range. The Partnership believes that the amount that the holders of the Class A Interests and Class B Interests would receive upon a sale of all of the Partnership's assets and a liquidation of the Partnership could be higher than the price of both the CMG Offer and the MPF Offer. There is, however, no assurance of how much money on a per Equity Unit basis the Partnership would realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to CMG or to the MPF Group at the offered prices and obtain immediate liquidity at a fixed price, while others may prefer to continue to hold their interests in the Partnership in the hopes of realizing a greater return at some indefinite time in the future.

      o     Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets.

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      o     Except to the extent that (i) CMG, and (ii) certain members of the
            MPF Group and their affiliates, completed tender offers for Equity
            Units in the past and are currently Equity Unit holders, the
            Partnership has no prior relationship with or knowledge of CMG and the MPF Group and, therefore, it has no basis on which to assess whether either CMG or the MPF Group would, if it did ultimately acquire a substantial percentage of the outstanding Class A
            Interests and Class B Interests, exercise its voting rights in a manner which will be beneficial or harmful to the Partnership.

      While the Partnership expresses no opinion as to whether the holders of
Class A Interests and Class B Interests should accept or reject the Tender
Offers, to the extent that any such holder decides to accept one of the Tender
Offers, the Partnership recommends the MPF Offer over the CMG Offer for the following reasons:

      o     The price per Equity Unit offered by the MPF Group ($10.50) is approximately 31% higher than that offered by CMG ($8.00).

      o     Unlike the CMG Offer, the MPF Offer appears to be in compliance with the SEC's rules regarding tender offers. These rules are designed to protect investors by requiring, among other things, that bidders disclose important information about themselves and the terms of the offer and file their offering documents with the SEC, and also give investors certain rights, including the right to change their minds and withdraw from the transaction while the offer remains open.

      In making a decision whether to accept or reject the Tender Offers, interest holders should consider the information set forth below.

      In the CMG Offer, CMG states that the "most recent sales" of Equity Units in the "partnership auction market" have averaged approximately $7.00 per Unit, but since the time period during which such sales have taken place was not specified, and the "partnership auction market" was not defined, the Partnership is unable to confirm such statement. In the MPF Offer, the MPF Group provides information from third-party sources which reported trades in Equity Units at
$6.50 during the second quarter of 2007 and $5.85 during July 2006 and/or August
2006. The Partnership notes that since January 1, 2007, it has processed transfers for 75,680 Class A Interests and 75,680 Class B Interests, at prices ranging between $5.00 and $9.05 per Equity Unity. Certain members and affiliates of the MPF Group made a prior tender offer, which expired on May 31, 2007, at a price of $9.05 per Equity Unit.

      In the CMG Offer, CMG also states that "the general partner projects that the Partnership's units have an appraised value ranging between $6.16 and
$14.48, assuming the partnership's assets are sold." That statement is incorrect. As stated above, neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets. The Partnership did report such a range of values in a Schedule 14D-9 sent to holders of Units on September
12, 2006, in response to an earlier, unrelated tender offer by certain members and affiliates of the MPF Group, but such range of values was not based on appraisals. Rather, it was provided to illustrate the effect of variations in one of the factors (the capitalization rate) in a formula employed by the bidders in that earlier tender offer to estimate the net asset value of each
Unit. The actual per-unit net asset value of the Partnership at any time depends on a number of factors, including the

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market value of the Partnership's assets at such time and the costs that would be incurred by the Partnership in connection with a sale of its assets.

      In the MPF Offer, the MPF Group states that it has estimated the liquidation value of the Partnership, solely for purposes of determining an acceptable offer price, to be approximately $11.96 per Equity Unit or higher, based on various assumptions made by the MPF Group as to the value of the
Partnership's assets. The Partnership cannot confirm whether the 10%
capitalization rate used by the MPF Group is the most reasonable assumption under current market conditions, and cannot express an opinion as to whether using such capitalization rate will result in the most accurate valuation. The
General Partner and the Partnership note that the liquidation value per Equity
Unit estimated by the MPF Group falls within the $9.81 to $15.65 range of estimated liquidation values per Equity Unit calculated by the Partnership, solely for illustration purposes, using capitalization rates of 11% and 7%, respectively, and disclosed in its Schedule 14D-9 filed with the SEC on April
25, 2007 in response to a previous tender offer by certain members and affiliates of the MPF Group. IT IS UNCLEAR WHAT EFFECT THE TERMINATION OF THE
DUNLAP LEASE AT THE SEARCY PROPERTY AND THE RESULTING VACANCY, AS DESCRIBED
BELOW, WILL HAVE ON THE VALUE OF THE SEARCY PROPERTY AND ON THE PER UNIT
LIQUIDATION VALUE OF THE PARTNERSHIP. The actual liquidation value of the
Partnership at any time depends on a number of factors, including the market value of the Partnership's assets at such time and the costs that would be incurred by the Partnership in connection with a sale of its assets. THERE IS NO
ASSURANCE OF HOW MUCH MONEY ON A PER EQUITY UNIT BASIS THE PARTNERSHIP WOULD
REALIZE IN THE FUTURE FROM THE SALE, FINANCING OR OPERATION OF THE PARTNERSHIP'S
ASSETS, OR WHEN ANY SUCH AMOUNTS WOULD BE REALIZED AND DISTRIBUTED TO THE
HOLDERS OF INTERESTS IN THE PARTNERSHIP.

      On May 23, 2007, the Partnership completed the sale of Green Valley Mall, a shopping center located in Green Valley, Arizona (the "Green Valley
Property"), pursuant to a contract signed on November 21, 2006 and subsequently amended effective February 1, 2007. The contract sales price was $12,950,000, subject to prorations and adjustments and further adjusted by a $200,000 credit given to the purchaser for deferred maintenance items. Sales proceeds, net of prorations, adjustments and closing costs were $12,567,763 (including $350,000 in earnest money deposits previously made by the purchaser). Of this amount, the
Partnership used $4,804,390 to pay off mortgage loan on the Green Valley
Property, $7,071,162 to pay off the mortgage loan on the Valencia Property, and the balance to increase its working capital reserves. In addition, on September
4, 2007, the Partnership paid off the $2,529,887 outstanding balance of the mortgage loan on the Searcy Property using funds from continuing operations and available working capital.

      The Partnership has not made any efforts to market the Searcy and Valencia properties, and is not currently engaged in any negotiations to sell those properties.

      The Partnership has been informed that the Dunlap Company, one of the tenants at the Searcy Property, has become insolvent and is conducting an out-of-court liquidation pursuant to an agreement with the unofficial committee of its unsecured creditors. The Dunlap lease provides for a total annual rent of
$106,380 (including common area maintenance charges and

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insurance reimbursement) and was scheduled to expire on January 31, 2011. The
Partnership agreed to an early termination of the lease, effective as of
September 17, 2007. Dunlap paid rent through that date, and vacated the space during the month of September 2007. Rather than pursuing a claim against Dunlap for the remaining portion of the lease, which the Partnership believes would not result in any significant recovery because of Dunlap's insolvency, the
Partnership has assigned such claim to Dunlap's liquidation consultant, Gordon
Brothers Retail Partners LLC, in exchange for (i) $12,837.60, or 12% of
$106,980, which is the estimated amount of the claim that would be allowable in a bankruptcy proceeding as lease rejection damages under Section 502(b)(6) of the United Stated Bankruptcy Code, and (ii) a share of the proceeds of the liquidation, net of various expenses and liabilities, which will be divided pro-rata among the unsecured creditors of Dunlap who agree to the out-of-court liquidation. The other unsecured creditors of Dunlap who agree to the out-of-court liquidation will also receive an initial cash payment equal to 12%
of their claims (or, in the case of other landlords, of the allowable amount of their claims under Section 502(b)(6) of the Bankruptcy Code). The Partnership
does not expect that the proceeds of Dunlap's liquidation will be high enough to result in any additional payments to the Partnership and the other unsecured creditors.

      The Dunlap store, operated under the MM Cohn brand, was the smaller of two anchor tenants at the Searcy Property. The space, measuring 15,600 square feet, represents approximately 20% of the total gross leasable area of the Searcy
Property. The other tenants are a J.C. Penney department store occupying approximately half of the gross leasable area of the property, and eight smaller tenants, none of which occupies more than 10%. The occupancy rate at the Searcy
Property was 98.7% and 98.7% as of December 31, 2006 and 2005, respectively. The
Partnership has started marketing the space to find a suitable replacement tenant. The Partnership cannot predict how much it will cost to find a new tenant, how soon the space will be leased or the terms of any new lease. In addition to lost rental income and leasing expenses, the vacancy of the Dunlap space can have other material adverse effects on the Partnership's operations at the Searcy Property. For example, the vacancy may reduce traffic at the property, negatively affecting percentage rents and impairing the Partnership's ability to retain other tenants or to renew their leases on favorable terms.
While the J.C. Penney lease does not expire until 2012, one of the other leases is on a month-to-month basis, three more will expire in 2008 and none of the other four leases have current terms that extend beyond 2011. The Partnership cannot determine the long-term effects of the vacancy or of the eventual occupancy of the space by a new anchor tenant.

      The Partnership has not made a distribution to its partners for the second quarter of 2007. For the first quarter of 2007, the Partnership made a distribution of $50,000 in May 2007, of which $500 were paid to the General
Partner and $49,500, or $0.0326 per Class A Interest, were paid to the holders of Class A Interests. The Partnership will evaluate the amount of future distributions, if any, on a quarter by quarter basis. In light of the Dunlap vacancy, the Partnership wishes to be prudent and increase its working capital, but no determination has been made yet as to a distribution for the third quarter of 2007. No assurances can be given as to the timing or amount of any future distributions by the Partnership.

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(c)   Intent to Tender.

      To the knowledge of the Partnership, after reasonable inquiry, neither the
General Partner nor any affiliates, executive officers or directors of the
General Partner or the Partnership currently intends to tender any interests in the Partnership owned or held by such person.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Neither the Partnership nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with either of the Tender Offers.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Neither the Partnership, the General Partner nor any of their officers, directors, affiliates or subsidiaries has engaged in any transaction in Class A
Interests or Class B Interests during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The Partnership is not undertaking or engaged in any negotiations in response to either of the Tender Offers.

ITEM 8. ADDITIONAL INFORMATION.

      If any person or group controlled a majority of the outstanding Class A
Interests and a majority of the outstanding Class B Interests (interests owned by the General Partner and certain affiliates of the General Partner who are not individuals are not deemed outstanding for this purpose), such person or group would be able to direct the vote of a majority in interest of the Limited
Partners of the Partnership. Under Section 11.2 of the Partnership's Amended and
Restated Agreement of Limited Partnership, dated as of August 1, 1987, as amended (the "Partnership Agreement"), a majority in interest of the Limited
Partners may do any of the following without the concurrence of the General
Partner:

      o     amend the Partnership Agreement, except that no such amendment shall
            (x) be effective to change the obligations or rights of any partner or interest holder as to capital, allocations or distributions without such partner's or interest holder's consent (other than certain modifications which the General Partner determines are prudent to comply with federal income tax regulations), (y) in any manner allow Limited Partners or interest holders to take part in the control of the Partnership's business, or (z) alter certain rights, powers, duties or interests of the General Partner without the General Partner's consent;

      o     dissolve the Partnership;

      o     remove the General Partner and elect a replacement therefor; and

      o     approve or disapprove the sale of all or substantially all of the assets of the Partnership.

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      In addition, a majority in interest of the Limited Partners may, under other provisions of the Partnership Agreement, grant or deny consent to the
General Partner to designate one or more persons to be an additional general partner, and appoint a new General Partner in the event of the withdrawal of a
General Partner in violation of the Partnership Agreement.

      If one person or group were to acquire a majority of the Class A Interests and a majority of the Class B Interests, the holders of the minority of Class A
Interests and Class B Interests that remain outstanding and not held by such person or group would continue to have the same economic and other rights as before, however, they would not have the voting power to block any of the actions which could be taken by a majority in interest of the Limited Partners as described above.

      Article XIII of the Partnership Agreement, imposes certain limitations on transfers of Equity Units. A transfer of Equity Units in connection with the
Tender Offers that results in the transferor holding less than 100 Class A
Interests will not be permitted unless the transferor is disposing of all of its
Class A Interests.

      Further, under Section 13.5 of the Partnership Agreement, an interest in the Partnership may not be transferred or assigned at any time, if, among other things, as a result of prior assignments or transfers of interests in the
Partnership within a period of 12 consecutive months prior thereto, such transfer or assignment might, in the opinion of counsel for the Partnership, result in the termination of the Partnership for purposes of Section 708 of the
Internal Revenue Code of 1986, as amended (the "Code"). Under Section 708 of the
Code, the Partnership will be terminated for federal income tax purposes if, within any consecutive 12 month period 50% or more of the interest in capital and profits of the Partnership are transferred or assigned.

      Section 13.5 authorizes the General Partner, in its sole discretion, to impose on assignments and transfers of interests in the Partnership or any class or type of such interests any restrictions which it deems appropriate to prevent the termination of the Partnership for federal income tax purposes or its treatment as an association taxable as a corporation for federal income tax purposes or to prevent the Partnership from suffering any other material adverse consequence, and also authorizes the General Partner to amend the Partnership
Agreement, without the consent of the Limited Partners or interest holders, to give effect to any such restrictions.

      Moreover, Section 13.5 of the Partnership Agreement expressly authorizes the General Partner to suspend assignments or transfers of interests in the
Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that class have been assigned or transferred. In the event of any such suspension, the General Partner would notify the holders of interests in the Partnership and any deferred sales, assignments or transfers would be made (in chronological order, to the extent possible) as of the first day of any month following the lifting of the suspension on assignments and transfers, except to the extent that they would result in a termination of the
Partnership for federal income tax purposes.

      In order to ensure that there is no termination of the Partnership for federal income tax purposes, it is the General Partner's intent that it will exercise its authority under Section 13.5 of the Partnership Agreement to suspend assignments or transfers of interests in the Partnership of either class if within 12 months preceding such suspension at least 45% of the interests of that

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class shall have been assigned or transferred. Accordingly, the aggregate number of Class A Interests or Class B Interests which may be transferred pursuant to the Tender Offers or otherwise may not, when added to transfers of interests of that class during the preceding 12 months, exceed 45% of the outstanding interests of that class. As of August 31, 2007, 92,680 Class A Interests
(representing approximately 6.10% of the Class A Interests) and 92,680 Class B
Interests (representing approximately 4.39% of the Class B Interests) had been transferred during the preceding 12 months. Under the terms of the Partnership
Agreement, the limitations on the transfers of interests in the Partnership in
Section 13.5 of the Partnership Agreement may not be waived. However, a majority in interest of the Limited Partners may be able to amend the Partnership
Agreement to either remove the limitations on transfer or provide for a waiver of those limitations.

      Section 13.3 of the Partnership Agreement requires the surrender to the
Partnership or its transfer agent of Certificates of Beneficial Interest representing the Class A Interests and Class B Interests to be transferred duly endorsed and with signature guaranteed. No transfers of interests in the
Partnership will be recognized by the Partnership unless duly endorsed certificates are delivered with the necessary signature guarantees.
Additionally, pursuant to Section 13.3 of the Partnership Agreement, the General
Partner has established procedures to effect transfers of both Class A Interests and Class B Interests. Such procedures include, where applicable, but are not limited to, the parties to the transfer providing the Partnership with properly completed assignment forms for Class A Interests and for Class B Interests; an original death certificate and letters of administration and/or testamentary dated by the appropriate court within the prior six months (in the case of a transfer by an estate); a certified copy of any trust agreement; an affidavit of domicile; the approval from the California Department of Corporations for consent to transfer securities pursuant to Section 25151 of the California
Corporations Code for transfer from one California resident to another; and a transfer fee currently equal to $35.00 per transaction.

      With respect to the CMG Offer, investors are urged to review additional information regarding the SEC's regulatory concerns about mini-tender offers, including a list of "Tips for Investors," available on the SEC's web site at
http://www.sec.gov/investor/pubs/minitend.htm.

ITEM 9. EXHIBITS.

Exhibit 99(a)(2)(i)         Transmittal Letter from the Partnership dated
                            September 20, 2007

Exhibit 99(e)(1)            Property Management Agreement, by and between the
                            Partnership and Concord Assets Management, Inc.,
                            dated as of August 20, 1987, as amended January 22,
                            1988 and April 1988*

Exhibit 99(e)(2)            Administrative Services Agreement, by and between
                            the Partnership and Milestone Properties, Inc.,
                            dated as of March 1, 2005*

* Incorporated by reference from the Partnership's Schedule 14D-9 filed with the
SEC on May 10, 2005.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /S/ Leonard S. Mandor
               ---------------------------------------------------
                                   (Signature)

                 Leonard S. Mandor, President of General Partner
               ---------------------------------------------------
                                (Name and title)

                               September 20, 2007
               ---------------------------------------------------
                                     (Date)

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